Mail Stop 7010

September 19, 2005

via U.S. mail and facsimile

Sheldon C. Fenton
Chief Executive Officer and
  Acting Chief Financial Officer
Veridien Corporation
2875 MCI Drive, Suite B
Pinellas Park, Florida  33782-6105

	Re:	Veridien Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
		File No. 0-25555

Dear Mr. Fenton:

      We have reviewed your response letter dated July 7, 2005, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Note P - Restatement of 2004, page 31

1. We note from your draft 10-KSB amendment for fiscal year 2004 that you intend to restate fiscal year 2004 consolidated financial statements due to pricing errors of your marketable securities. Please address the following items, as appropriate:
* If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion. Please file Item 4.02(a) of Form 8-K, or tell us why you do not believe such filing is required.
* Please revise Note P fully to disclose the nature of the error identified. Refer to paragraph 37 of APB 20 for guidance.
* Please fully update all affected portions of your Form 10-KSB, including MD&A and selected financial data.
* To the extent your 2004 restatements affect your subsequently-filed
2005 Forms 10-QSB, please address the points above with respect to your 2005 Forms 10-QSBs.

Item 8A.  Controls and Procedures, page 34

2. In light of the restatements to be made for fiscal year 2003 and fiscal year 2004, it remains unclear to us how you determined that your disclosure controls and procedures are effective as of December
31, 2004. Please tell us in a sufficient amount of detail how you were able to conclude that your disclosure controls and procedures were effective in light of the errors identified for both periods. As previously requested, please amend your Item 8A disclosure to include the following information:
* Detailed description of the restatements in fiscal years 2003 and
2004, including the facts and circumstances surrounding the restatements.
* When you identified these errors/internal control deficiencies.
* Your conclusion as to the impact (i.e., significant deficiency or material weakness) of these errors on your disclosure controls and procedures at the time the errors were identified.
* The specific steps you have taken to remediate the internal control deficiencies; and the specific steps you intend to take to remediate the internal control deficiencies but have not implemented or completed as of December 31, 2004. Specifically you are required to disclose the changes to your internal controls over financial reporting that materially affect or are reasonably likely to materially affect your internal controls over financial reporting. Refer to Item 308 of Regulation S-B for guidance.
Refer to Item 307 of Regulation S-B and SEC Release 33-8238 for additional guidance.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Item 3.  Controls and Procedures

3. We note your statement that your chief executive officer and acting chief financial officer concluded that your disclosure controls and procedures are effective "except that..." Given the exception noted, it is unclear whether your chief executive officer and acting chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your acting chief financial officer on the effectiveness of your disclosure controls and procedures. Furthermore, it is also unclear how you were able to conclude that your disclosure controls and procedures are effective in light of the restatements of your fiscal years 2003 and 2004 consolidated financial statements. Regardless, you should not state that the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Nili Shah
							Accounting Branch Chief


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Mr. Fenton
Veridien Corporation
September 19, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE